Exhibit (e)(9)
EXECUTIVE EMPLOYMENT AGREEMENT
     THIS EXECUTIVE EMPLOYMENT AGREEMENT (“Agreement”) is made effective as of November 1, 2008 (the “Effective Date”), by and between Darren Craig (“Executive ”) and Global Med Technologies, Inc. (the “Company”) .
RECITALS
     The Company wishes to retain the services of Executive pursuant to this Agreement, the terms and provisions of which are set forth below .
     NOW, THEREFORE, IT IS HEREBY MUTUALLY AGREED AS FOLLOWS:
1. POSITION AND DUTIES
(a)	During the Term (as defined in Section 3), Executive will be employed by the Company as a Vice-President — Finance and shall be responsible for the executive and administrative duties, functions and privileges incumbent with the position of Vice President — Finance, shall report to the Chief Financial Officer or his/her designee, and shall perform such other duties as from time to time determined by the Company.

(b)	Executive shall serve the Company faithfully, loyally, honestly, and to the best of Executive’s ability. Executive will devote substantially all of Executive’s business time to the performance of Executive’s duties for, and in the business and affairs of, the Company.
2. BASE SALARY
     Commencing on the Effective Date and, unless terminated earlier pursuant to the terms of this Agreement, during the remaining Term of this Agreement, Executive’s annual base salary will be One Hundred Fifty-Seven Thousand Five Hundred Dollars ($157,500), payable in accordance with the Company’s customary payroll practices as are in effect from time to time (“Base Salary”).
3. TERM
     The “Initial Term ” of this Agreement shall begin on the Effective Date and shall expire on the first (1st) anniversary of the date hereof, unless sooner terminated in accordance with the provisions of this Agreement . The Initial Term and each renewal term thereafter shall be automatically renewed for successive one (1) year periods, unless the Company shall have provided written notice to Executive at least thirty (30) days prior to the expiration of the then current term of its intent not to renew this Agreement (each extension period following the Initial Term shall be referred to as a “Renewal Term”) . The Initial Term and all Renewal Term(s), if any, shall be referred to collectively as the “Term”.
4. TERMINATION OF EMPLOYMENT
(a)	Termination Without Good Reason or Termination for Cause.
(i)	If, prior to the expiration of the Term, Executive’s employment is terminated by the Company for “Cause” (as defined below) or if Executive resigns from his employment hereunder without “Good Reason” (as defined below), Executive shall be entitled to payment of (A) his Base Salary accrued up to and including the date of termination or resignation, including any accrued or unused vacation time, and (13) any unreimbursed expenses. Except to the extent required by the terms of the benefits provided in Section 5 or applicable law, Executive shall have no right under this Agreement or otherwise to receive any other compensation or to participate in any other plan, program or arrangement after such termination or resignation of employment with respect to the year of such termination or resignation or thereafter.

(ii)	Termination for “Good Reason” shall mean a termination by Executive of his employment if, without Executive’s consent, any of the following events occur: (a) a decision by the Company to terminate its business and liquidate its assets; (b) the Company makes a general assignment for the benefit of creditors, files a voluntary bankruptcy petition, files a petition or answer seeking a reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any law, there shall have been filed any petition or application for the involuntary bankruptcy of the Company, or other similar proceeding, in which an order for relief is entered or which remains undismissed for a period of sixty (60) days or more, or the Company seeks, consents to, or acquiesces in the appointment of a trustee, receiver, or liquidator of the Company or any material party of its assets without Executive’s consent, the Company; (c) the Company diminishes Executive’s title; (d) the Company materially diminishes Executive’s duties; (e) the Company assigns duties and responsibilities to Executive that are materially inconsistent with those assigned as of the Effective Date; (f) the Company reduces Executive’s Base Salary (not including bonus or incentive compensation) other than any such reduction which is part of, and generally consistent with, a general reduction of officers’ salaries; (g) the Company materially reduces the kind or level of employee benefits (other than salary and incentive compensation bonus) to which the Executive is entitled immediately prior to such reduction with the result that the Executive’s overall benefits package (other than salary and incentive compensation/bonus) is substantially reduced (other than any such reduction applicable to officers of the Company generally); or (h) the Company materially breaches this Agreement.

(iii)	Termination for “Cause” shall mean a termination of Executive’s employment with the Company because of (A) a plea of guilty or nolo contendere, or conviction for, the commission of a felony offense by Executive; (B) the involvement by Executive as a party to any litigation or regulatory proceeding or in any other circumstance known to the general public that, in the good faith determination of the Board of Directors of the Company, is reasonably certain to subject Executive, the Company or its affiliates to disrepute, ridicule, contempt or scandal or that is reasonably certain to reflect unfavorably upon the reputation of Executive, the Company or its affiliates or the Company’s products or technologies, except that this subsection (iii)(B) does not apply to claims that Executive may bring against the Company that are protected by law; (C) the willful failure to perform in any material respect Executive’s duties; (D) an intentional act of fraud, embezzlement, theft or a dishonest act against the Company or its affiliates; (E) a material breach by Executive of the terms and provisions of the Agreement; or (F) a violation by Executive of a fiduciary duty or duty of loyalty to the Company.

(iv)	Termination by Executive of his employment for Good Reason shall be communicated by delivery to the Company of a written notice from the Executive stating that Executive is terminating the employment for Good Reason, specifying the particulars thereof and the effective date of such termination. In the event of a termination for Good Reason under Section 4(a)(ii)(c),(d),(e),(f),(g) or (h), the Company shall have thirty (30) days from the date of receipt of such notice to effect a cure of the actions constituting Good Reason. Upon a cure or correction thereof within such thirty (30) day cure period by the Company to the reasonable satisfaction of Executive, the action shall no longer constitute Good Reason for purposes of this Agreement.

(v)	Termination of Executive’s employment for Cause shall be communicated by delivery to Executive of a written notice from the Company stating that Executive will be terminated for Cause, specifying the particulars thereof and the effective date of such termination. In the event of a termination for Cause under Section 4(a)(iii)(E) or (F), Executive shall have thirty (30) days from the date of receipt of such notice to effect a cure of the actions constituting Cause. Upon a cure or correction thereof within such thirty (30) day cure period by Executive to the reasonable satisfaction of the Company, the action shall no longer constitute Cause for purposes of this Agreement. Executive shall not be entitled to a cure period for a repeated breach of the same Section of this Agreement.

(vi)	The date of a resignation by Executive without Good Reason shall be the date specified in a written notice of resignation from Executive to the Company, provided that, Executive shall provide at least thirty (30) days’ advance written notice of his resignation.
     (b) Payments Upon a Termination Without Cause, Termination With Good Reason or Non-Renewal of Agreement. If, the Company terminates Executive’s employment for any reason other than Disability, Death or Cause (such termination hereinafter referred to as “Termination Without Cause”) or the Company fails to renew this Agreement after the expiration of the Initial Term or any Renewal Term thereafter, or Executive terminates his employment for “Good Reason”, Executive shall be entitled to (A) continuation of benefits for the remainder of the Initial Term or the then current Renewal Term, if any, and (B) payment of any unreimbursed expenses. In addition, subject to Executive’s execution and delivery of a release in the form then deemed appropriate by the Company, Executive shall be entitled to severance consisting of continuation of his Base Salary, at the rate in effect on the date of the termination or date of nonrenewal, from the date of such termination or non-renewal up to the earlier of (i) the date Executive elects to engage or cause others to engage in a Competing Business (defined below) or (ii) six (6) months following the date of the termination or non-renewal. The date of termination of employment for Termination Without Cause shall be the date specified in the written notice of termination provided by the Company to Executive. The date of termination for Good Reason shall be the date of expiration of the cure period set forth in Section 4(a)(iv) hereof. Except as specifically set forth above, Executive covenants and agrees that he shall not be entitled to any other form of severance benefits from the Company, including, without limitation, benefits otherwise payable under the Company’s regular severance policies, if any, in the event his employment ends for any reason and, except with respect to obligations of the Company expressly provided for herein, Executive unconditionally releases the Company and its subsidiaries and affiliates, and their respective directors, officers, employees and stockholders, or any of them, from any and all claims, liabilities, or obligations under any severance arrangements of the Company or any of its subsidiaries or affiliates. A “Competing Business” shall mean and refer to a business involving the design, development, marketing and/or support of information management software products for blood banks, hospitals, centralized transfusion services or other health care related facilities.
     (c) Termination due to Disability. In the event of Executive’s Disability, the Company shall be entitled to terminate his employment. In the case that the Company terminates Executive’s employment due to Disability, Executive shall be entitled to his Base Salary, including any accrued but unused vacation time, up to and including the date of termination as well as any unpaid expense reimbursements. As used in this Section 4(c), the term “Disability” shall mean the Company’s determination that due to physical or mental illness or incapacity, whether total or partial, Executive is substantially unable (with or without a reasonable accommodation) to perform his duties hereunder for a period of thirty (30) consecutive days or shorter periods aggregating sixty (60) days during any period of one hundred eighty (180) consecutive days.
     (d) Death. This Agreement shall terminate automatically on Executive’s death. Any Base Salary, including any accrued but unused vacation time, earned by Executive for services rendered prior to Executive’s death and any unpaid expense reimbursements shall be paid to Executive’s surviving spouse, or if Executive does not leave a surviving spouse, to Executive’s estate. No other benefits shall be payable to Executive’s estate or heirs pursuant to this Agreement, but amounts may be payable pursuant to any life insurance or other benefit plans maintained in whole or in part by the Company for the benefit of Executive, his estate or heirs.
     (e) Timing of Payments. Notwithstanding any other provision with respect to the timing of payments under this Section 4, if, at the time of Executive’s termination, Executive is deemed to be a “specified employee” (within the meaning of Section 409A of the Internal Revenue Code (the “Code”), and any successor statute, regulation and guidance thereto) of the Company, then only to the extent necessary to comply with the requirements of Section 409A of the Code, any payments to which Executive may become entitled under this Section 4 which are subject to Section 409A of the Code (and not otherwise exempt from its application) will be withheld until the first (151) business day of the seventh (7th) month following the termination of Executive’s employment with the Company, at which time Executive shall be paid an aggregate amount equal to six (6) months of payments otherwise due to Executive under the terms of this Section 4. After the first business day of the seventh (7th) month following the termination of Executive’s employment and continuing each month thereafter, Executive shall be paid the regular payments otherwise due to Executive in accordance with the terms of the applicable provision of Section 4.
5. BENEFITS
(a)	Executive will be entitled to participate in all employee benefit plans which maybe instituted by the Company in its sole discretion, subject to restrictions. The foregoing shall not be construed to limit the ability of the Company to amend, modify or terminate any such benefit plans, policies or programs at any time and from time to time.

(b)	Executive’s vacation is to accrue on a pro-rata basis as required by California law and to be taken in accordance with Company’s standard vacation policies. Unused vacation shall accrue in accordance with then-current Company policies. The Company’s paid holidays are in addition to the above-referenced vacation time.

(c)	In addition to the compensation and benefits provided above, the Company shall, upon receipt of appropriate documentation, reimburse Executive for his reasonable and pre-approved travel, lodging, entertainment, promotion, and other ordinary and necessary business expenses consistent with the Company’s policies. No expense or reimbursement under this Section 5 shall be “grossed up” or increased to take into account any tax liability incurred by Executive as a result of such payment or reimbursement.

(d)	Upon a Change of Control of the Company, all Company stock options held by Executive shall vest immediately. For purposes of this Agreement, a “Change of Control” means when: (i) there is any transaction or series of related transactions (including but not limited to a merger or reorganization) pursuant to which a person, other than the Company, acquires directly or indirectly, the beneficial ownership of securities issued by the Company having greater than fifty percent (50%) or more of the voting power of all of the voting securities issued by the Company; or (ii) the Company consolidates with or merges with or into any person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person; or (iii) individuals who on the Effective Date constituted the Board of Directors of the Company cease for any reason to constitute a majority of such Board of Directors.
6. CONFIDENTIALITY AND NON-DISCLOSURE
(a) Inventions. The Company shall own all right, title and interest (including patent rights, copyrights, trade secret rights, mask work rights, trademark rights, and all other intellectual and industrial property rights of any sort throughout the world) relating to any and all proprietary software and inventions (whether or not patentable), works of authorship, mask works, designations, designs, know-how, ideas and information made or conceived or reduced to practice, in whole or in part, by Company or Executive prior to and during the Term of this Agreement in connection with or relating to the Company’s business (collectively, “Inventions”) and Executive will promptly disclose and provide all Inventions to the Company. All Inventions are work made for hire to the extent allowed by law and, in addition, Executive hereby makes all assignments necessary to accomplish the foregoing ownership. Executive shall further assist the Company, and execute any documents requested by the Company, at the Company’s expense, to further evidence, record and perfect such assignments, and to perfect, obtain, maintain, enforce, and defend any rights assigned. By signing this Agreement, Executive acknowledges that he has been informed and advised of California Labor Code section 2870 relating to the assignment of inventions as set forth in the “Notice” attached as Exhibit “A” to this Agreement.
(b) Proprietary Information. Executive agrees that all Inventions, and all other business, technical and financial information (including, without limitation, the identity of and information relating to customers or employees), the Company or Executive develops, learns or obtains prior to and during the term hereof that relate to the Company or the business or anticipated business of Company or that are received by or for the Company in confidence, which is not information in the public domain, constitute “Proprietary Information.” Executive will hold in confidence and not disclose or, except in performing hereunder, use any Proprietary Information. Upon termination and as otherwise requested by the Company, Executive will promptly return to the Company all items and copies containing or embodying Proprietary Information, including, but not limited to, any copies of documents, computer print-outs, computer tapes, floppy disks, CD ROMS, etc., in any form, format or manner whatsoever. Executive also recognizes and agrees that Executive has no expectation of privacy with respect to the Company’s telecommunications, networking or information processing systems (including, without limitation, stored computer files, e-mail messages and voice messages) and that Executive’s activity, and any files or messages, on or using any of those systems may be monitored at any time without notice.
(c) Confidential Information. The parties acknowledge that during the Term, Executive will perform essential services for the Company, its employees and shareholders, and for customers of the Company. Therefore, Executive will be given an opportunity to meet, work with and develop close working relationships with the Company’s clients and customers on a first-hand basis and will gain valuable insight as to the clients’ operations, personnel and need for services. In addition, Executive will have access to, and be required to work with, a considerable amount of the Company’s Proprietary Information. All business practices, techniques or processes that (i) derive independent economic value, actual or potential from not being generally known to, and not being; readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy, are confidential (the “Confidential Information”) and/or Proprietary. This includes, but is not limited to information concerning the Company’s intellectual property (including proprietary software), methods of operation, financial information, strategic planning, operational budgets and strategies, payroll data, management systems programs, computer systems, marketing plans and strategies, merger and acquisition strategies, customer lists, customer contracts, files, letters, memoranda, reports, records, data, employee lists, salary information, training manuals, and other materials and business information of a similar nature, including information about the Company itself, which Executive acknowledges and agrees has been compiled by the Company’s expenditure of a great amount of time, money and effort, and that contains detailed information that could not be created independently from public sources. Further, all data, spreadsheets, reports, records, know-how, verbal communication, proprietary and technical information and/or other confidential materials of a similar kind transmitted by the Company to Executive are also Confidential and/or Proprietary Information. (d) All Confidential and Proprietary Information is considered highly sensitive and strictly confidential. Executive agrees that at all times during the Term and after the termination of employment with the Company for as long as such information remains non-public information, Executive shall (i) hold in confidence and refrain from disclosing to any other party all Confidential and Proprietary Information, whether written or oral, tangible or intangible, concerning the Company and its business and operations unless such disclosure is accompanied by a nondisclosure agreement executed by the Company with the party to whom such Confidential Information is provided, (ii) use the Confidential Information solely in connection with his employment with the Company and for no other purpose, (iii) take all precautions necessary to ensure that the Confidential and Proprietary Information shall not be, or be permitted to be, shown, copied or disclosed to third parties, without the prior written consent of the Company, (iv) observe all security policies implemented by the Company from time to time with respect to the Confidential and Proprietary Information, and (v) not use or disclose, directly or indirectly, as an individual or as a partner, joint venturer, employee, agent, salesman, contractor, officer, director or otherwise, for the benefit of himself or herself or any other person, partnership, firm, corporation, association or other legal entity, any Confidential or Proprietary Information, unless expressly permitted by this Agreement. Executive agrees that protection of the Company’s Confidential and Proprietary Information constitutes a legitimate business interest justifying the restrictive covenants contained herein. Executive further agrees that the restrictive covenants contained herein are reasonably necessary to protect the Company’s legitimate business interest in preserving its Confidential and Proprietary Information. (e) In the event that Executive is ordered to disclose any Confidential or Proprietary Information, whether in a legal or regulatory proceeding or otherwise, Executive shall provide the Company with prompt notice of such request or order so that the Company may seek to prevent disclosure. (f) Executive acknowledges that the Confidential and Proprietary Information is of value to the Company by providing it with a competitive advantage over its competitors, is not generally known to competitors of the Company, and is not intended by the Company for general dissemination. Executive acknowledges that the Confidential and Proprietary Information derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use, and is the subject of reasonable efforts to maintain its secrecy. Therefore, the Parties agree that all confidential and Proprietary Information under this Agreement constitutes trade secrets of the Company.

7. NON-SOLICITATION
(a)	Executive agrees and acknowledges that, during his employment and for a period of one year following the termination or expiration of this Agreement (the “Non-Solicitation Restrictive Period”), he will not, directly or indirectly, in one or a series of transactions, as an individual or as a partner, joint venturer, employee, agent, salesperson, contractor, officer, director or otherwise, for the benefit of himself or any other person, partnership, firm, corporation, association or other legal entity, use any confidential trade secret information of the Company to unlawfully:
(i) solicit or induce any customer, or any prospective customer, of the Company to patronize or do business with any business directly or indirectly in competition with the businesses conducted by the Company in any market in which the Company does business; or
(ii) canvass, or solicit from any customer, or any prospective customer, of the Company any such business relationship that is in competition with the Company; or
(iii) request or advise any customer or vendor, or any prospective customer or vendor, of the Company to withdraw, curtail or cancel any such customer’s or vendor’s business with the Company; or
(iv) recruit, solicit or otherwise induce or influence any proprietor, partner, stockholder, lender, director, officer, employee, sales agent, joint venturer, investor, lessor, supplier, customer, agent, representative or any other person which has a business relationship with the Company to discontinue, reduce or modify such employment, agency or business relationship with the Company; or
(v) solicit or seek to employ or retain any person or agent who is then (or was at any time within twelve (12) months prior to the date Executive or such entity employs or seeks to employ such person) employed or retained by the Company.
     Notwithstanding the foregoing the parties agree that Executive may issue a general notification to customers upon the termination of the Agreement advising them of such termination and providing them with Executive’s contact information.
     If Executive violates Executive’s obligations under this Section 7(a), then the time periods hereunder shall be extended by the period of time equal to that period beginning when the activities constituting such violation commenced and ending when the activities constituting such violation terminated.
(b)	Devotion to Employment. Executive shall devote substantially all of Executive’s business time and best efforts to the performance of Executive’s duties on behalf of the Company. During the Term, Executive shall not at any time or place or to any extent whatsoever, either directly or indirectly, without the express written consent of the Company (which consent can be withheld in the sole and absolute discretion of the Company), engage in any outside employment, or in any activity competitive with or adverse to Company’s business, practice or affairs, whether alone or as partner, member, officer, director, employee, shareholder of any corporation or as a trustee, fiduciary, consultant or other representative. This is not intended to prohibit Executive from engaging in nonprofessional activities such as personal investments or conducting to a reasonable extent private business affairs, as long as they do not conflict with the

Company as determined by the Company. Participation to a reasonable extent in civic, social or community activities is encouraged.

(c)	Competing Business . During the Term, Executive shall not, directly or indirectly, (including, without limitation, as a partner, member, director, officer or employee of, or lender or consultant to, any other personal entity, or shareholder (other than as the holder of less than five percent (5%) of the stock of a corporation the securities of which are traded on a national securities exchange or in the over-the-counter market)), for Executive, or on behalf of, or in conjunction with, any other person(s), company, partnership, corporation, or governmental entity, in any manner whatsoever, or in any other capacity, within, into or from the Restricted Territory (as defined below) engage or cause others to engage in the same or similar business as the Company and its subsidiaries affiliates or parent corporation or any aspect thereof, unless first authorized in writing by the Company, which authorization may be withheld in the sole and absolute discretion of Company. For purposes of this Section 7, the term “Restricted Territory” shall mean any geographical service area where the Company or any of its subsidiaries, affiliates or parent corporation is engaged in business sells products or performs services or has devoted resources to attempt to engage in business at any time, prior to the termination or at the time of termination or expiration. If Executive violates Executive’s obligations under this Section 7, then the time periods hereunder shall be extended by the period of time equal to that period beginning when the activities constituting such violation commenced and ending when the activities constituting such violation terminated.

(d)	Judicial Amendment. If the scope of any provision of this Section 7 is found by a court of competent jurisdiction to be too broad to permit enforcement to its full extent, then such provision shall be enforced to the maximum extent permitted by law. The parties agree that the scope of any provision of this Agreement may be modified by a judge in any proceeding to enforce this Agreement, so that such provision can be enforced to the maximum extent permitted by law. If any provision of this Agreement is found to be invalid or unenforceable for any reason, it shall not affect the validity of the remaining provisions of this Agreement.
8. INJUNCTIVE RELIEF AND DAMAGES
(a)	Injunction. Executive acknowledges and agrees that a breach of Section 6 or 7 will cause immediate and irreparable injury and damage to the Company and that, upon a breach of Section 6 or 7, the Company cannot be made whole or have its interests completely protected solely by a monetary award of damages. Accordingly, Executive agrees that, if he breaches or threatens to breach any of the terms of Section 6 or 7, the Company shall be entitled to the issuance of a temporary and/or permanent injunction by any court of competent jurisdiction without the posting of any bond enjoining him from such unauthorized disclosure. The terms of Section 6 and 7 will survive the termination or expiration of this Agreement.

(b)	Right of Set-Off. In addition to the foregoing and any other remedies that the Company may have, Executive agrees that, if Executive breaches Section 6 or 7 of this Agreement, the Company shall have a right of set-off against any amounts payable or owed to

Executive pursuant to this Agreement, excluding any earned but unpaid salary and vacation time.

(c)	Termination of Options. In addition to the foregoing and any other remedies that the Company may have, Executive acknowledges and agrees that, if Executive breaches Section 6 or 7 of this Agreement, the Company shall have the right in its sole discretion to terminate any and all of Executive’s granted, nongranted, vested and unvested Company stock options.

(d)	Additional Remedies. The foregoing remedies are in addition to any other rights or remedies available to the Company.

(e)	Attorney’s Fees. In the event Executive breaches or threatens to breach any of the terms of Section 6 or 7 of this Agreement, the Company shall be entitled to recover the actual attorneys’ fees, costs and expenses incurred by the Company in connection therewith.
9. TAX WITHHOLDING
     All amounts paid to Executive hereunder shall be subject to all applicable federal, state and local wage withholding.
10. REPRESENTATION BY EMPLOYEE
     Executive represents and warrants that his entering into this Agreement does not, and that his performance under this Agreement and consummation of the transactions hereby will not, violate the provisions of any agreement or instrument to which Executive is a party or any decree, judgment or order to which Executive is subject, and that this Agreement constitutes a valid and binding obligation of Executive in accordance with its terms. A breach of this representation will render all of the Company’s obligations under this Agreement ab initio.
11. NOTICES
     Any notice required or permitted to be given by either party under or in connection with this Agreement shall be in writing and shall be deemed duly given (i) if personally delivered, (ii) if sent by registered or certified mail, return receipt requested, or (iii) if sent via facsimile transmission upon electronic confirmation of receipt thereof during normal business hours, to the applicable party at the address indicated below:
If to the Company:
Global Med Technologies, Inc.
12600 West Colfax Avenue
Suite C-42 0
Lakewood CO 80215-3734
Attention:Michael I. Ruxin, M .D., Chairman and CEO
Fax: (303) 238-3368
With a copy to:
K&L Gates LLP
200 S. Biscayne Blvd., Suite 3900

Miami, FL 33131
Attention: Clayton E. Parker, Esq.
Fax: (305) 358-7095
If to Executive:
1403 Blossom Hill Way
Roseville, CA 95661
Attention: Darren Craig
Fax:
With a copy to:
Attention:
Fax:
or, to such other address as shall be designated by such party in a written notice to the other party pursuant to the provisions of this Section 11. All such notices, requests, demands and other communications shall be effective when sent.
12. WAIVER
     This Agreement constitutes the entire agreement between the parties as to the subject matter hereof. Accordingly, there are no side agreements or verbal agreements other than those that are stated in this document. Any amendment, modification or change in said Agreements must be done so in writing and signed by both parties.
13. ASSIGNMENT
     Neither party shall assign or transfer its rights, or delegate its obligations under this Agreement to a third party without prior written approval of the other party.
14. SEVERABILITY
     In the event a court or judge declares that any provision of this Agreement is invalid or unenforceable, it shall not affect or invalidate any of the remaining provisions. Further, the court shall have the authority to re-write that portion of the Agreement it deems unenforceable, to make it enforceable.
15. GOVERNING LAW
     The laws of the State of California shall govern the interpretation and application of all of the provisions of this Agreement.

     IN WITNESS WHEREOF, the Company and Executive have executed this Agreement effective on the date set forth above.

THE COMPANY:		EXECUTIVE:
GLOBAL MED TECHNOLOGIES, INC.

By:	/s/ Michael I. Ruxin, M.D.	By:	/s/ Darren Craig

	Name: Michael I. Ruxin, M.D.		Darren Craig, Individually
Title: Chief Executive Officer

EXHIBIT A
NOTIFICATION REGARDING CERTAIN
EXCLUSIONS FROM INVENTION ASSIGNMENTS
(California Employees)
     THIS IS TO NOTIFY you in accordance with Sections 2870 and 2872 of the California Labor“Code that the invention assignment agreement between you and the Company does not require you to assign or offer to assign to the Company any invention that you developed entirely on your own time without using the Company’s equipment, supplies, facilities or trade secret information, except for those inventions that either:
     1. Relate at the time of conception or reduction to practice of the invention to the Company’s business, or actual or demonstrably anticipated research or development of the Company; or
     2. Result from any work performed by you for the Company.
     To the extent a provision in your employment agreement purports to require you to assign an invention otherwise excluded from being required to be assigned pursuant to the preceding paragraph, the provision is against the public policy of the State of California and is unenforceable.
     This limited exclusion does not apply to any patent or invention covered by a contract between the Company and the United States or any of its agencies requiring full title to such patent or invention to be in the United States.
     The employee bears the burden of proving that an invention created by the employee should be excluded from the invention assignment agreement.
     I ACKNOWLEDGE RECEIPT of a copy of this notification.

By: Darren Craig

/s/ Darren Craig Date: October 13, 2009

EXECUTIVE EMPLOYMENT AGREEMENT
Amendment 1
The parties to the Executive Employment Agreement (“Agreement”) between Global Med Technologies, Inc. (the “Company”) and Darren Craig (“Executive”) that was made effective as of November 1, 2008, hereby desire to amend the Agreement. Unless specifically amended herein, all other terms and conditions of the Agreement remain unchanged. This Amendment 1 (“Amendment 1”) hereby amends the Agreement as follows:
The following is hereby added to Section 2 of the Agreement:
“Executive, as Acting CFO, shall receive a temporary increase in salary of $1,000.00 per pay period, beginning October 1, 2009, until a CFO is hired by the Company. When a CFO is hired, Executive’s salary will revert back to his then current salary as Vice President of Finance in the amount of $157,500.00, unless such salary has been approved for increase.”
Section 4 (a)(vi) is hereby modified as follows:
“Executive agrees that the written notice of resignation will be extended from the thirty (30) days to ninety (90) days.”
Section 4 (b)(B)(ii) of the Agreement is hereby permanently modified as follows:
(deleted)
(ii) six (6) months following the date of termination or non-renewal.
(added)
(ii) nine (9) months following the date of termination or non-renewal.
     IN WITNESS WHEREOF, the Company and Executive have executed this Amendment 1 effective on the date set forth above.

THE COMPANY:		EXECUTIVE:
GLOBAL MED TECHNOLOGIES, INC.

By: Name:	/s/ Michael I. Ruxin, M.D. Michael I. Ruxin, M.D.	/s/ Darren Craig Darren Craig, Individually
Title:	Chief Executive Officer